UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at May 13, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 15, 2008

Print the name and title of the signing officer under his signature.

      1020 - 800 West Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES SECOND QUARTER FISCAL 2008 RESULTS

May 13, 2008, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) announces its financial results including production and sales for the Gibraltar Mine located near the City of Williams Lake in south-central British Columbia. Dollar amounts are in Canadian currency unless otherwise indicated.

For the three months ended March 31, 2008, Taseko reported an operating profit of $28.2 million, and net earnings of $16.2 million or $0.12 per share ($0.10 per share fully diluted). Sales for the quarter were 14.8 million pounds of copper at an average realized price of US$3.67, and 257,000 pounds of molybdenum at an average price of US$33.17 per pound.

Financial results from operating activities during the quarter compared to the same period in the prior year are shown in the table below:

	Quarter Ended March 31, 2008	Quarter ended March 31, 2007
Revenue	$65.4 million	$51.6 million
Copper[1]	$56.5 million	$46.8 million
Molybdenum	$ 8.9 million	$4.8 million
Cash Flow[2]	$32.0 million	$12.3 million
Cash Flow per Share (basic)	$0.23	$0.10
Operating profit[3]	$28.2 million	$26.9 million
Earnings before income tax	$22.6 million	$23.0 million
Earnings after income tax	$16.2 million	$11.5 million
Earnings per share (basic)	$0.12	$0.09
1 Copper revenue in 2008 includes proceeds from sales of copper concentrate and copper cathode.
2 Cash flow and cash flow per share are numbers used by the Company to assess its performance. They are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations including net change in working capital balances and cash flow per share is the same measure divided by the number of common shares outstanding during the period.
3 Operating profit is comprised of revenues less cost of sales and depletion, depreciation and amortization.

Gibraltar Mine

• Monthly copper production steadily increased from 3.3 million pounds in January, to 5.5 million pounds in March as SAG mill commissioning proceeded on schedule. For the quarter, Gibraltar produced 13.4 million pounds of copper and 176,000 pounds of molybdenum.
• Also trending higher, mill throughput rates in December averaged 1,300 tons increasing to 1,480 tons per hour in March. More recently, mill throughput rates have averaged 1,585 tons per hour, equivalent to 38,000 tons per day.
• Both copper and molybdenum recoveries increased quarter over quarter to 81% (copper) and 40% (molybdenum), up from 78% and 33%, respectively.
• Cash costs for the quarter were affected by foreign exchange, waste stripping, diesel fuel, grinding media and extraordinary items involved with the start-up of the SAG mill.

Second Quarter Fiscal 2008 Production

The following is a summary of the operating statistics for the first quarter of 2008 (Q2 2008) compared to the same quarter in fiscal 2007 (Q2 2007).

	Q2-Fiscal 2008	Q2-Fiscal 2007
Total tons mined (millions)[1]	9.7	8.7
Tons of ore milled (millions)	2.2	2.3
Stripping ratio	3.2	2.6
Copper grade (%)	0.349	0.315
Molybdenum grade (%Mo)	0.009	0.010
Copper recovery (%)	81.0	78.2
Molybdenum recovery (%)	40.2	33.8
Copper production (millions lb)[2]	13.4	11.8
Molybdenum production (thousands lb)	176	160
Copper production costs, net of by-product credits[3], per lb of copper	US$1.48	US$0.96
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$.44	US$0.37
Total cash costs of production net of by-product credits[3], per lb of copper	US$1.92	US$1.33
1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2008 copper production includes 12.6 million lb in concentrate and 0.8 million lb in cathode.
2007 copper production includes 11.2 million lb in concentrate and 0.6 million lb in cathode
3 2008 by-product credit is based on pounds of molybdenum and ounces of silver sold.

Tons mined were higher in the second quarter of fiscal 2008 compared to fiscal 2007 as mine operations in 2008 continued to concentrate on waste stripping to offset shortfalls in prior years, resulting from low equipment availability issues and the world-wide shortage of haulage truck tires. Ore milled in Q2 2008 and Q2 2007 were essentially the same. In Q2 2008, the Phase 1 concentrator expansion was completed and the early stages of ramp up to full production began.

Copper recovery was higher in fiscal Q2 2008 compared with the same quarter in 2007 as a result of improved performance of the new flotation system. Molybdenum production also improved as a result of a 19% increase in recovery over the same period in fiscal 2007.

Cost per pound of copper produced was higher than in the same quarter in 2007 as a result of the strength of Canadian currency and cost increases associated with initial SAG and ball mill start-ups, a major shovel re-build, the price of diesel fuel and steel (grinding media), as well as activities such as additional stripping and long haul pit development.

Off-property costs during the quarter were higher than in the comparable quarter in 2007 as a result of higher transportation charges.

Concentrator Expansion Project

The two phase expansion underway at the concentrator facility at Gibraltar is continuing on time and on budget. The first phase, which was completed in February, involved the installation of a new thirty-four foot diameter Semi Autogenous Grinding (SAG) mill as well as installation of ten new flotation cells and various upgrades to increase the ore processing capacity to 46,000 tons per day (tpd). Daily milling rates of 46,000 tpd are expected to be achieved in the summer of 2008.

The Phase Two expansion consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits, installing a two stage tailings pumping system and adding a pebble crusher to the SAG mill circuit. Phase two is designed to increase concentrator capacity from 46,000 to 55,000 tpd. Design work and procurement is on schedule for project completion by late 2008.

Treatment and Refining Agreement

In April 2008, Taseko entered into a six-year agreement commencing in the first fiscal quarter of 2009 and ending on December 31, 2014, with MRI Trading AG, a Swiss-based metal trading company, for the treatment and refining of Gibraltar copper concentrate. Under the terms of the agreement, Taseko has secured long-term, fixed, low cost rates for processing approximately 1.1 million tons of copper concentrate. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

Pursuant to this agreement, the Company also secured a US$30 million line of credit.

Convertible Debenture - NVI Mining Ltd ("NVI") (formerly Boliden Westmin (Canada) Limited)

Pursuant to a Notice of Conversion dated April 2, 2008, the convertible debenture (the "Debenture") principal amount of $17 million was converted, effective at $5.14 per common share, which would have resulted in 3,307,393 shares of the Company being transferred to NVI. However, the Company had already filed an action in BC Supreme Court in May 2006, seeking a right of set-off against the Debenture in respect of damages owing from certain latent income tax liabilities that have been provisionally and conservatively quantified as the equivalent of 694,422 shares. The Company therefore took a set off of such shares otherwise issuable pursuant to the conversion provision of the Debenture.

On April 28, 2008, NVI filed a Statement of Claim in the Supreme Court of British Columbia, naming Gibraltar and Taseko as defendants, and seeking an order that Taseko issue the 694,422 common shares withheld from the conversion of the Debenture. Taseko has entered an appearance, will be filing a Statement of Defense and Counterclaim shortly, and will be defending this action vigorously, while at the same time pursuing its original claim against NVI.

Financial Results

The Company reported revenues of $65.4 million for the quarter, compared to $51.6 million in the second quarter of the prior year. The increase in revenue was the result of an increase in copper concentrate sales to 14.8 million pounds in Q2 2008 from 11.8 million pounds in Q2 2007. The average price per pound of copper sold increased to US$3.67 per pound, up from US$3.13 per pound in the same quarter in fiscal 2007.

Revenues for the quarter consisted of copper concentrate sales of $50.8 million (2007 - $46.3 million), copper cathode of $5.7 million and molybdenum concentrate sales of $8.9 million (2007 - $4.8 million).

Cost of sales for Q2 fiscal 2008 was $36.0 million, compared to $24.0 million for the same period in fiscal 2007. Costs of sales consists of total production cost of $28.9 million (2007 - $19.4 million) for metal produced and sold during the quarter and a concentrate inventory adjustment of $0.5 million (2007 - $0.5 million). Treatment and transportation costs totalling $7.2 million (2007 - $5.1 million) were also included in cost of sales for Q2 2008.

Amortization expense for the quarter was $1.1 million compared to $0.7 million for the same period in fiscal 2007. The increase is the result of capital equipment additions during the quarter as well as the start of utilization of several pieces of equipment related to the concentrator expansion and start of expensing of deferred stripping. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan. An increase in recoverable reserves during the period resulted in higher estimated tonnage to be recovered in the mine plan and hence, a reduced annual amortization rate.

Exploration expenses increased to $2.2 million in the second quarter of fiscal 2008, compared to $1.9 million for the same period in fiscal 2007. This increase is due to a higher level of exploration activity at the Company's Prosperity project, and related activities. During the quarter, the Company also capitalized $0.2 million (2007 - $2.0 million) of exploration expenses related to increasing the reserves and life of mine at Gibraltar.

General and administrative costs decreased to $2.5 million in the second quarter of fiscal 2008 compared to $2.8 million for the same period in fiscal 2007.

Stock-based compensation decreased to $1.6 million in the current quarter, compared to $2.3 million in the same period in fiscal 2007, as a result of a greater portion of stock based compensation expense having been realized in prior fiscal periods.

Interest and other income were $2.2 million as compared to $3.0 million in 2007. The decrease was due to a lower average cash balance in Q2 2008 compared to the same period in the prior year. Interest expense and interest accretion were approximately the same as in the first quarter of 2007.

The Company had a future income tax expense of $13.5 million in the current quarter compared to a future income tax expense of $9.0 in the same period of fiscal 2007.  The increase in the future income tax liability is due mainly to the additional book-to-tax differences created by the Company's ability to take accelerated tax depreciation on certain mining assets.  This is offset partially by future tax recoveries due mainly to a reduction in corporate tax rates announced by the federal government in December 2007 that were substantively enacted as at March 31, 2008. The Company has a tax receivable of $6.3 million (2007 - payable of $6.6 million).  The receivable relates to a refund of taxes previously paid in installments to the taxation authorities due to the Company's ability to realize certain tax pools.  This also accounts for the current tax recovery of $7.2 million (2007 - income tax expense of $2.5 million). The Company also has a tax liability provision of $25.5 million (2007 - $24.6 million) recorded on the Company's balance sheet recorded in fiscal 2004 in accordance with Canadian generally accepted accounting principles.

Additional details can be found in the Company's Financial Statements and Management Discussion and Analysis which are filed on www.sedar.com.
Taseko will release its second quarter results after market close on Tuesday, May 13, 2008 and will host a telephone conference call on Wednesday, May 14 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 604-9671, or (719) 325-4912 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until May 21, 2008 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcode 2419228.

For further information on the Company, please visit www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of reserves or resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Non-GAAP Measures

This document includes certain non-GAAP performance measures including "total cash cost of production" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.